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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315



10 September 2003



                         RESET PREFERENCE SHARES ("RPS")
                         -------------------------------


Jupiters Limited ("Jupiters") advises that it despatched a Notification of Trigger Event and a Trigger Event Conversion Notice to the holders of Jupiters' Reset Preference Shares on 9 September 2003, pursuant to clause 4.2 (a) of the Terms of the RPS.

Under the Terms, a trigger event has occurred as a consequence of the release to the Australian Stock Exchange on 5 September 2003 of PricewaterhouseCoopers Securities Ltd's independent expert's report on the scheme of arrangement proposed between Jupiters and its ordinary shareholders.

A copy of the notices is attached. The Notification of Trigger Event and the Trigger Event Conversion Notice are also available from the Jupiters' website, www.jupiters.com.au.




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JUPITERS LIMITED ABN 78 90 741 045                 NOTIFICATION OF TRIGGER EVENT
RESET PREFERENCE SHARES                                  CLAUSE 4.2(A) RPS TERMS


On 12 June 2003, Jupiters announced that it had signed a Merger Implementation Agreement with TABCORP Holdings Limited (TABCORP) and that it recommended that Jupiters' shareholders support a proposal to merge Jupiters with TABCORP by way of schemes of arrangement. As part of this arrangement, a wholly owned subsidiary of TABCORP - TABCORP Investments No.2 Pty Ltd (TABCORP INVESTMENTS) - has offered to acquire all Jupiters' reset preference shares (RPS) by way of scheme of arrangement (the RPS SCHEME) for $105.26 together with, for each RPS, an amount equal to any dividend accrued on that RPS up to the implementation date for the RPS scheme.


Under the terms and conditions of the RPS (the RPS TERMS), certain "Trigger Events" trigger a RPS holder's right to request conversion of their RPS into ordinary shares in Jupiters by delivering a conversion notice to Jupiters. A trigger event has occurred as a consequence of the release to ASX on 5 September 2003 of PricewaterhouseCoopers Securities Ltd's independent expert's report on the scheme of arrangement proposed between Jupiters and its ordinary shareholders. Accordingly, you may request conversion of some or all of your RPS into ordinary shares in Jupiters pursuant to this trigger event right by completing the conversion notice on the opposite page of this notice. To exercise the right referred to above, the conversion notice must be received by Jupiters by 8 October 2003. HOWEVER, YOU ARE NOT REQUIRED TO TAKE ANY ACTION UNDER THE RPS TERMS AS A RESULT OF RECEIPT OF THIS DOCUMENT.


Upon receipt of your trigger event conversion notice, Jupiters may choose to:
- repurchase the RPS held by you which are the subject of the conversion notice; or
- arrange for the RPS held by you, which are the subject of the conversion notice, to be acquired by a third party, in which case Jupiters is not required to give effect to the conversion notice.


Under the terms of the Merger Implementation Agreement, Jupiters has agreed with TABCORP for all your RPS the subject of a completed trigger event conversion notice lodged by 8 October 2003 to be sold to TABCORP Investments. As required under the RPS Terms, TABCORP Investments will pay RPS holders the Repurchase Amount for each RPS which is subject to such a conversion notice. In addition, Jupiters will pay the dividend then accrued on each such RPS.


The Repurchase Amount is determined in accordance with a formula set out in the RPS Terms. The formula is such that the value of the Repurchase Amount cannot be determined before the latest date on which a RPS holder must deliver this conversion notice to Jupiters in order for it to be valid. The minimum amount you will receive for each RPS can however, be ascertained. The minimum amount is determined in accordance with a formula, part of which, the Offer Price (which is referable to the ordinary share scheme of arrangement), has been determined by an independent expert, as required under the RPS Terms. As a result of the independent expert's determination of the Offer Price, THE MINIMUM AMOUNT YOU WILL RECEIVE FOR THE REPURCHASE AMOUNT IS $100.16. The Repurchase Amount may be greater than this, and depends on Jupiters' ordinary share VWAP (as defined in the RPS Terms) during the 20 business days prior to 20 November 2003, the date on which the Repurchase Amount is payable.


IMPORTANT DATES AND TIMES

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Date of trigger event                                        5 September 2003
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Expected date of dispatch of merger Scheme Booklet          17 September 2003
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Latest time and date for delivery of a completed
trigger event conversion notice to Jupiters                    8 October 2003
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Expected date by which Jupiters will advise you
of its election to repurchase or on-sell your RPS
to a third party                                              21 October 2003
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Expected date of dispatch of cheques by TABCORP
Investments for the RPS scheme consideration
(if the RPS scheme is implemented)                           20 November 2003
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RPS the subject of a trigger event conversion
notice sold to TABCORP Investments (if RPS
scheme is not implemented)                                   20 November 2003
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THE SCHEME BOOKLET WILL CONTAIN IMPORTANT INFORMATION THAT YOU MAY WISH TO
CONSIDER BEFORE YOU LODGE A CONVERSION NOTICE WITH JUPITERS. YOU WILL RECEIVE THE SCHEME BOOKLET BEFORE YOU ARE REQUIRED TO LODGE A CONVERSION NOTICE. JUPITERS RECOMMENDS YOU WAIT UNTIL YOU READ THE SCHEME BOOKLET BEFORE YOU LODGE A CONVERSION NOTICE WITH JUPITERS.


RPS HOLDERS SHOULD REFER TO THE RPS TERMS FOR FURTHER DETAILS. COPIES OF THE RPS TERMS (AS AMENDED ON 12 JUNE 2003) ARE AVAILABLE FROM JUPITERS BY CALLING 07 55 848 900 OR MAY BE DOWN LOADED FROM JUPITERS' WEBSITE AT www.jupiters.com.au.



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JUPITERS LIMITED ABN 78 90 741 045               TRIGGER EVENT CONVERSION NOTICE
RESET PREFERENCE SHARES
ALL CORRESPONDENCE TO:
Computershares Investor Services Pty Limited
GPO Box 523 Brisbane
Queensland 4001 Australia
Facsimile: 61 7 3229 9860
www.computershare.com


         _________________________________________________________
        |                                                         |
        | This is an important document. It is recommended that | | you wait until you have read the Scheme Booklet relating| | to the scheme of arrangement proposed between Jupiters | | Limited (JUPITERS) and holders of its reset preference | | shares before you consider whether or not to lodge this | | conversion notice. IF YOU ARE IN ANY DOUBT AS TO HOW TO | | DEAL WITH OR COMPLETE THIS CONVERSION NOTICE, PLEASE | | CONTACT YOUR LEGAL, INVESTMENT OR OTHER PROFESSIONAL | | ADVISER OR TELEPHONE THE JUPITERS INFORMATION LINE ON | | 1800 65 65 06 (WITHIN AUSTRALIA) OR +61 2 9207 3783 |
        | (OUTSIDE AUSTRALIA).                                    |
        |                                                         |
        | Capitalised terms in this Conversion Notice have the    |
        | same meaning as in the RPS Terms.                       |
        |_________________________________________________________|





THE RPS TERMS WERE AMENDED ON 12 JUNE 2003 AND ARE AVAILABLE FROM JUPITERS LIMITED BY CALLING 07 55 848 900 OR MAY BE DOWNLOADED FROM JUPITERS' WEBSITE AT www.jupiters.com.au


                             LODGEMENT INSTRUCTIONS


This completed conversion notice can be lodged at Jupiters' Share Registry, Computershare Investor Services Pty Limited, Level 27, 345 Queen Street Brisbane; posted to GPO Box 523 Brisbane QLD 4001 or sent by facsimile on
(07)3229 9860


TO BE EFFECTIVE, YOUR COMPLETED CONVERSION NOTICE MUST BE RECEIVED BY JUPITERS BY 8 OCTOBER 2003


To Jupiters and its Directors

I/We hereby give notice of the exercise of my/our right to convert all of my/our holding of reset preference shares (RPS), or such lesser number of my/our RPS as specified below, into fully paid ordinary shares in Jupiters in accordance with and subject to the RPS Terms, as amended on 12 June 2003. I/We acknowledge that my/our right is subject to Jupiters' right to elect not to convert the relevant RPS into fully paid ordinary shares, but to arrange for their sale to a third party or to redeem them. In those cases, I/we acknowledge that I/we will receive (for each relevant RPS) the Repurchase Amount plus a cash amount equivalent to the value of the Outstanding Dividend (whether by way of dividend or otherwise).

                      ____________________
I/We wish to convert |  |  |  |  |  |  |  |RPS into Ordinary Shares in Jupiters.
                     |__|__|__|__|__|__|__|


I/We acknowledge that if I/we have not specified a number of RPS in the box above, this notice relates to all of my/our RPS. I/We request you to issue such shares to me/us and agree to accept them subject to Jupiters' constitution and I/we authorise you to place my/our name on the Jupiters' ordinary share register.

________________________________________________________________________________


THE FOLLOWING SECTION MUST BE SIGNED FOR YOUR INSTRUCTIONS TO BE EXECUTED

The conversion notice may be signed by:
 _
|_|  The holder(s) of the RPS.
 _
|_| A person appointed by a power of attorney from the holder (if signed under power of attorney, a certified copy of the document must accompany this conversion notice if it has not already been noted by Jupiters). Any attorney signing this conversion notice declares that he/she has no notice of revocation of the power of attorney.
 _
|_| Where the holder is a company who has a sole director who is also the sole company secretary, the notice must be signed by that person. If the company does not have a company secretary, a sole director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or the Company Secretary.


  Individual
  or Security holder 1       Security holder 2         Security holder 3
 ______________________    ______________________   _________________________
|                      |  |                      | |                         |
|______________________|  |______________________| |_________________________|
  Sole Director and          Director/                 Director
  Sole Company Secretary     Company Secretary


                                                    Day     Month     Year
                                                  __________________________
                                                 |                          |
                                                 |       /         /        |
                                                 |__________________________|



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